

16014701

IISSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-11117 |

## FACING PAGE

**Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2900 Lakeside Drive, Suite 100**
(No. and Street)

| **Santa Clara** | **CA** | **95054-2812** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen H. Chipman 650-625-9701
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Stephen H. Chipman , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA, COUNTY OF SANTA CLARA Subscribed and sworn to (or affirmed) before me on this 09 day of MAY 2016 by STEPHEN HENRY CHIPMAN proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)



R. C. SINGH
Commission # 2127652
Notary Public - California
Santa Clara County
My Comm. Expires Oct 21, 2019


Notary Public

Signature

President/CEO

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

# TABLE OF CONTENTS

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Foothill Securities, Inc.

We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foothill Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 9, 2016

FOOTHILL SECURITIES, INC.

**STATEMENT OF FINANCIAL CONDITION**

December 31, 2015

## ASSETS

| | |
|---|---|
| Assets: | |
| Cash and cash equivalents | $ 387,927 |
| Clearing deposits | 110,000 |
| Commissions and advisory fees receivable | 2,936,224 |
| Prepaid expenses and other assets | 633,633 |
| Other receivables | 37,044 |
| Tax refund receivable | 91,277 |
| Deferred tax assets | 367,999 |
| Property and equipment, net | 95,679 |
| Total assets | $ 4,659,783 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Commissions payable | $ 2,444,632 |
| Accounts payable and other accrued expenses | 303,340 |
| Note payable | 250,554 |
| Due to stockholders | 56,931 |
| Total liabilities | 3,055,457 |
| Stockholders' equity: | |
| Common stock, $.001 par value; 20,000,000 shares authorized; 8,736,633 shares issued and outstanding | 8,737 |
| Paid-in capital | 1,737,230 |
| Accumulated deficit | (141,641) |
| Total stockholders' equity | 1,604,326 |
| Total liabilities and stockholders' equity | $ 4,659,783 |

See notes to financial statements.

FOOTHILL SECURITIES, INC.

**STATEMENT OF OPERATIONS**

Year Ended December 31, 2015

| | |
|---|---|
| Revenues: | |
| Commissions and advisory fees | $ 38,172,147 |
| Service & other fees | 1,637,474 |
| Total revenue | 39,809,621 |
| Expenses: | |
| Commission expense | 35,013,140 |
| Compensation & benefits | 2,853,647 |
| Regulatory & compliance expenses | 880,220 |
| Legal & other professional Fees | 618,439 |
| Clearing fees | 423,315 |
| Technology & database costs | 357,125 |
| Marketing & development | 267,763 |
| Occupancy & equipment costs | 199,911 |
| General & administrative | 110,178 |
| Board member expenses | 96,491 |
| Communication & internet access | 69,105 |
| Depreciation & amortization | 34,954 |
| Interest expense | 8,361 |
| Total expenses | 40,932,649 |
| Loss before benefit from income taxes | (1,123,028) |
| Benefit from income taxes | 449,018 |
| Net loss | $ (674,010) |

See notes to financial statements.

FOOTHILL SECURITIES, INC.

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

Year Ended December 31, 2015

| | Shares | Common Stock | Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balances, January 1, 2015 | 9,455,584 | $ 9,456 | $ 1,922,499 | $ 532,369 | $ 2,464,324 |
| Stock redeemed | (718,951) | (719) | (185,269) | - | (185,988) |
| Net loss | - | - | - | (674,010) | (674,010) |
| Balances, December 31, 2015 | 8,736,633 | $ 8,737 | $ 1,737,230 | $ (141,641) | $ 1,604,326 |

See notes to financial statements.

FOOTHILL SECURITIES, INC.

**STATEMENT OF CASH FLOWS**

Year Ended December 31, 2015

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (674,010) |
| Adjustments to reconcile net loss to net cash | |
| Cash used in operating activities: | |
| Depreciation & Amortization | 34,954 |
| Deferred taxes | (360,348) |
| (Increase) decrease in assets: | |
| Commissions and advisory fees receivable | 1,055,976 |
| Other receivables | 165,010 |
| Securities owned, marketable | 8,434 |
| Prepaid expenses | 202,995 |
| Tax refund receivable | 227,543 |
| Increase (decrease) in liabilities: | |
| Commissions payable | (1,264,715) |
| Accounts payable and other accrued expenses | 24,753 |
| Securities sold, not yet purchased | (8,896) |
| Due to stockholders | 56,931 |
| Total adjustments | 142,637 |
| Net cash used in operating activities | (531,373) |
| Cash flows from investing activities: | |
| Purchases of property and equipment | (18,572) |
| Notes issued | (10,000) |
| Repayment of notes | 5,999 |
| Net cash used in investing activities | (22,573) |
| Cash flows from financing activities: | |
| Payment of note payable | (405,095) |
| Stock redeemed | (185,988) |
| Net cash used in financing activities | (591,083) |
| Net decrease in cash and cash equivalents | (1,145,029) |
| Cash and cash equivalents, beginning of year | 1,532,956 |
| Cash and cash equivalents, end of year | $ 387,927 |
| Supplemental disclosures of cash flows information: | |
| Interest paid | $ 8,361 |
| Taxes paid | $ 2,607 |

See notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Purpose and Organization

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, is registered in all 50 states and the District of Columbia, and operating from 135 offices located in the states of California, Arizona, Hawaii, Colorado, New Mexico, Tennessee, Texas, Michigan, Nevada, Montana, Ohio and Florida.

### Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

### Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

### Cash and Cash Equivalents

The Company considers all cash and short-term investments with original maturities of three months or less, to be cash equivalents.

### Commissions receivable and payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable and fixed products, real estate investment trusts and direct participation programs. When orders are placed, the Company records an estimated receivable for commissions and an estimate of the related commissions payable to the registered representatives based on historical averages.

### Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined price. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Property and equipment

Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Depreciation is calculated using the straight-line method based upon estimated useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred, major renewals and betterments costing $5,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

### Long-lived assets

Long-lived assets held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets held and used are measured based on the fair value of the asset, and long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less cost to sell. Long-lived assets were evaluated for impairment and no adjustments were deemed necessary during the year ended December 31, 2015.

### Commissions

The Company receives revenue generated from concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, real estate investment trusts and direct participation programs. Revenue is recorded when earned on a trade date basis.

### Investment advisory fees

Revenue from asset management and financial planning fees are generally billed to clients quarterly in advance or arrears, and based on either the period ending balance or average balance of total assets held. Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the underlying advisory agreements or when services are provided.

### Advertising costs

Advertising costs are charged to operations when incurred as a component of administrative expenses as reported on the "Statement of Operations". There were no advertising costs for the year ended December 31, 2015.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Income taxes

The Company is taxed as a corporation. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with generally accepted accounting principles. The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2015, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

### Stock-based compensation

The Company measures the fair value and recognizes compensation expense for all stock-based payment awards made to employees, unless the fair value was deemed de minimus, in which case, no expense is recognized. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards as they are awarded in each year of the service period, defined by agreement. There was no stock-based compensation expense incurred during the year ended December 31, 2015.

### Other receivables

Other receivables include notes receivable with registered representatives that are included at the lower of their carrying value or fair value. As of December 31, 2015, the carrying value of notes receivable approximates fair value.

## 2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC to cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

## 3. PREPAID EXPENSES

Prepaid expenses consist of the following as of December 31, 2015:

| | |
|---|---|
| Prepaid insurance | $ 471,426 |
| Prepaid regulatory fees | 49,045 |
| Other | 113,162 |
| | $ 633,633 |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2015:

| | |
|---|---|
| Computer equipment | $ 157,916 |
| Office furniture & equipment | 84,649 |
| Software | 35,058 |
| Leasehold improvements | 11,752 |
| | 289,375 |
| Less accumulated depreciation and amortization | (193,696) |
| | $ 95,679 |

For the year ended December 31, 2015, depreciation expense was $29,554.

## 5. ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses consist of the following as of December 31, 2015:

| | |
|---|---|
| Accounts payable | $ 177,289 |
| Accrued payroll and compensated absences | 35,851 |
| Other accrued expenses | 90,200 |
| | $ 303,340 |

## 6. NOTE PAYABLE

The Company has financed insurance premiums through First Insurance of California Funding. The financed portions are secured by the underlying insurance policy. The initial financed portion bears interest at 3.74% per annum and requires monthly payments of $48,839 of principal and interest through February 2016. The Company obtained an extension on the policy and the financed portion bears interest at 3.74% per annum and requires monthly payments of $22,743 of principal and interest through July 2016. At December 31, 2015, the amount due under the agreement was $250,554. Interest expense was $8,361 during the year ended December 31, 2015. Future minimum principal payments of $250,554 are due in 2016.

## 7. RELATED PARTY TRANSACTIONS

Due to shareholders of $56,931 consists of expense reimbursements due to the President and various Board members.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1, both as defined. At December 31, 2015, the Company has net capital of $298,467 which was $94,770 in excess of its required net capital of $203,697. The Company's aggregate indebtedness to net capital ratio was 10.24 to 1.00.

## 9. STOCKHOLDERS' EQUITY

### Compensatory stock bonus awards

The Company's current employment agreement with its President, (due to expire on February 28, 2016), includes a compensatory stock bonus provision, which awards the President common stock shares based upon performance and is evaluated on an annual basis by the Board of Directors. The shares awarded are issued in the ensuing year following successful employment, and the compensation expense is based upon the number of shares awarded. The Company has determined that the book value equals the fair value of the shares. The amount of awarded shares made annually is to be equivalent to 1% of the Company's then issued and outstanding common stock as of December 31st for the year such services were rendered. While employed, and based upon the current agreement, the President is to maintain a specified ownership percentage in the Company. No shares shall be issued in the event that the President is not employed on each anniversary date of the employment agreement, without regard to the reason for the termination of employment. During the year ended December 31, 2015, the President earned no shares.

### Stock Option and Restricted Stock Plan

The Company has adopted a stock option and restricted stock plan (the Plan) which authorized the Board of Directors to issue up to 600,000 shares of common stock upon exercise of non-qualified stock options, restricted stock awards, and stock appreciation rights (SAR). These types of option grants and awards can be made to key employees, officers and directors, registered representatives, independent contractors, and third party consultants. As of December 31, 2015, no option grants or awards have been made under the Plan as defined.

## 10. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following as of December 31, 2015:

| | Federal | States | Total |
|---|---|---|---|
| Current state taxes | $ | $ 2,607 | $ 2,607 |
| Benefit from net operating loss Carryback | (91,277) | | (91,277) |
| Deferred tax benefit | (290,013) | (70,335) | (360,348) |
| Total provision for income taxes | $ (381,290) | $ (67,728) | $ (449,018) |

### 10. PROVISION FOR INCOME TAXES (CONTINUED)

The income tax expense differs from the expected that would result from applying federal statutory rates to the pre-tax income due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied to taxable income and those differences between the financial statements and the tax returns (as described in Note 1), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- Minimum franchise taxes imposed by the states in which the Company operates.

The Company has federal net operating loss carryforwards of $833,203 and California net operating loss carryforwards of $1,113,656, which begin to expire in 2035. Losses were utilized during their two year carryback period, resulting in refundable taxes of approximately $91,277.

Deferred tax assets and liabilities consist of the following:

| | |
|---|---|
| Deferred tax assets | |
| Accrued paid time off | $ 12,453 |
| Contribution carryfoward | 4,382 |
| Capital loss carryforward | 7 |
| Federal and state benefit of net operating loss carryforward | 351,157 |
| Deferred tax assets, net | $ 367,999 |

In assessing the realizability of deferred tax assets and liabilities, management considers whether it is more likely than not that some portion or all of the deferred tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the deferred tax asset is not required in light of anticipated future taxable income. The Company's federal and state tax returns from 2011 through 2015 are subject to audit and adjustment by the taxing authorities.

### 11. 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2015, the Company contributed a total of $38,414 under these arrangements, which represents 401(k) matching contributions and no profit sharing plan and trust contributions.

## 12. RISK CONCENTRATION

The Company's cash and cash equivalents consist of cash held at financial institutions where they each may exceed government insurance limits during the year. At December 31, 2015, the Company's uninsured cash balances totaled $179,275.

## 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

## 14. COMMITMENTS

### Facility lease

The Company has a lease agreement for their corporate office in Santa Clara, California. The lease commenced on July 15, 2014. Under the terms of the lease, the Company pays a monthly base rent of $11,199, and its share of utilities, taxes and common area maintenance expenses, with a $0.08 per square foot annual increase in the base rent. The lease expires on August 14, 2017 and has an option to renew for three years.

Rent expense, plus utilities and taxes, was $142,778 for the year ended December 31, 2015.

### Equipment lease

The Company pays quarterly rent of $902 for the use of a postage meter, or a total of $3,608, and the lease expires on April 3, 2016.

The future obligations on leases in effect at December 31, are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2016 | $ 141,205 |
| 2017 | 89,063 |
| Total | $ 230,268 |

## 15. CONTINGENCIES

### Litigation

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position.

## 16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 9, 2016, the date the financial statements were available to be issued.

FOOTHILL SECURITIES, INC.

**SUPPLEMENTARY FINANCIAL INFORMATION**

Year Ended December 31, 2015

FOOTHILL SECURITIES, INC.
**SCHEDULE I**
December 31, 2015

**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**

| | |
|---|---|
| **Net Capital** | |
| Total stockholders' equity | $ 1,604,326 |
| Less: Non-allowable assets | |
| Commissions and advisory fees receivable | 80,227 |
| Prepaid expenses | 633,633 |
| Deferred tax assets | 367,999 |
| Tax refund receivable | 91,277 |
| Other receivables | 37,044 |
| Property and equipment, net | 95,679 |
| Total non-allowable assets | 1,305,859 |
| **Net Capital** | 298,467 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $3,055,457 or $50,000, whichever is greater | 203,697 |
| **Excess Net Capital** | $ 94,770 |

**Reconciliation with Company's Net Capital Computation**
**(Included in Part II of Form X-17A-5 as of December 31, 2015)**

| | |
|---|---|
| Net Capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2015 | $ 320,247 |
| Increase in stockholders' equity | 448,561 |
| Increase in non-allowable assets | (462,690) |
| Decrease in allowble credits | (7,651) |
| **Net Capital Per Above Computation** | $ 298,467 |

See notes to financial statements.

FOOTHILL SECURITIES, INC.
**SCHEDULE II**
December 31, 2015

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

**Information Relating to Possession or Control Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commissions**

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

1. See notes to financial statements.

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Review Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders
Foothill Securities, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Foothill Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 9, 2016


FOOTHILL SECURITIES
INCORPORATED

*Investing in Your Future*

**Stephen H. Chipman**
President & CEO

March 4, 2016

**SEA 15c3-3 Exemption Report**

I, Stephen H. Chipman, President/CEO of Foothill Securities, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Stephen H. Chipman
President/CEO

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Stockholders
Foothill Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Foothill Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Walnut Creek, California
March 9, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3284*********************MIXED AADC 220
011117 FINRA DEC
FOOTHILL SECURITIES INC
2900 LAKESIDE DR STE 100
SANTA CLARA CA 95054-2812

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn M. White (650) 941-1962

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 45,600 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7-27-15 Date Paid | | ( 27,861 ) |
| C. Less prior overpayment applied | | ( Ø ) |
| D. Assessment balance due or (overpayment) | | 17,739 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | Ø |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 17,739 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 17,739 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foothill Securities Inc.
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Dated the 9th day of March, 2016.

CFO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) | $ 39,809,621 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 14,199 |
| Total additions | 14,199 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 19,509,484 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 423,315 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursements & Fees Charged to Reps, OPP's (Deductions in excess of $100,000 require documentation) | 1,650,953 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 21,583,752 |
| 2d. SIPC Net Operating Revenues | $ 18,240,068 |
| 2e. General Assessment @ .0025 | $ 45,600 (to page 1, line 2.A.) |


FOOTHILL SECURITIES
INCORPORATED
Investment Securities Since 1962

Annual Audit Report

Year Ended December 31, 2015